UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3097

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 5

(1)	Names of reporting persons Marc Stad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.9%(2)
(14)	Type of reporting person (see instructions) IN

(1)

Includes (i) 1,565,395 Class A common shares, par value $0.00005 per share (the “Class A Common Shares”) of Arco Platform Limited (the “Company”) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the Company’s 8.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”).

(2)

Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 3 of 5

(1)	Names of reporting persons Dragoneer Investment Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.9%(2)
(14)	Type of reporting person (see instructions) IA, OO

(1)	Includes (i) 1,565,395 Class A Common Shares and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.
(2)

Based on (i) 38,525,716 Class A Common Shares outstanding (based on information provided by the Company as of February 2, 2023) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 4 of 5

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 1, 2022, as amended and supplemented by Amendment No. 1 on January 6, 2023, Amendment No. 2 on January 11, 2023 and Amendment No. 3 on March 31, 2023 (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Statement”), with respect to the Class A Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 30, 2023, following price negotiations between the financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”), General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer” and, together with General Atlantic, the “Bidders”), the Bidding Group sent a revised non-binding proposal (the “Revised Proposal Letter”) to the Special Committee increasing the price per share that the Bidders are proposing to pay for all Class A common shares not beneficially owned by the Bidding Group to US$13.00 per share in cash (the “New Proposed Transaction”). Based on recent discussions among the Special Committee, the Bidders and their advisors, the Special Committee has agreed to negotiate definitive agreements. No assurance can be made that a transaction will be consummated on the terms set forth in the Revised Proposal Letter, or at all, and the Bidding Group’s New Proposed Transaction remains subject to completion of confirmatory due diligence, execution of definitive documentation and other customary conditions. The Founders have not participated or been engaged in any discussions related to the purchase price proposed by the Bidders, nor have the Founders provided any input or expressed any opinion regarding any price. A copy of the Revised Proposal Letter is attached at Exhibit 4 hereto, and incorporated by reference herein.

On April 30, 2023, the Bidding Group entered into an amendment to the Joint Bidding Agreement (the “JBA Amendment”). Pursuant to the JBA Amendment, the Bidding Group agreed that the Joint Bidding Agreement shall terminate upon the later of (i) May 29, 2023, provided that at least one party has given 5 calendar days prior written notice of termination, and (ii) in the event that a definitive investment agreement is entered into with the Company, the consummation of the transactions contemplated thereunder. If no party provides notice of termination at least 5 calendar days prior to May 29, 2023 and the Transaction has not been consummated, the Joint Bidding Agreement automatically renews for a 30-day period and for successive 30-day periods thereafter at the expiration of each 30-day extension period provided no party has given notice of termination at least 5 days prior to expiration of such 30-day extension period (if such notice is given, the Joint Bidding Agreement will terminate upon the expiration of such 30-day extension period). The JBA Amendment is attached at Exhibit 5 hereto, and incorporated by reference herein. The Joint Bidding Agreement remains otherwise unchanged.

The Reporting Persons do not intend to update additional disclosures regarding the Proposal (as modified by the above disclosure) unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed)

Exhibit 2:	Joint Bidding Agreement entered into by and among the Bidding Group, dated November 30th, 2022 (previously filed)

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30th, 2022 (previously filed)

Exhibit 4:	Non-Binding Indication of Interest to the Special Committee of Arco Platform Limited, dated April 30, 2023

Exhibit 5:	Amendment of Joint Bidding Agreement, dated April 30, 2023

CUSIP No. G04553106	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: May 1, 2023

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Marc Stad
Name: Marc Stad Title: Sole Member